As filed with the Securities and Exchange Commission on August 22, 2011

File No. 812-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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APPLICATION FOR AN ORDER OF EXEMPTION
UNDER SECTION 17(b) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED,
GRANTING AN EXEMPTION FROM SECTION 17(a) OF THE 1940 ACT,
TO PERMIT AN IN-KIND REPURCHASE OFFER

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THE SINGAPORE FUND, INC.

c/o Daiwa Securities Trust Company
One Evertrust Plaza, 9th Floor
Jersey City, New Jersey 07302-3051

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Communications, Notice and Order to:

John J. O'Keefe
The Singapore Fund, Inc.
c/o Daiwa Securities Trust Company
One Evertrust Plaza, 9th Floor
Jersey City, New Jersey 07302-3051

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Copies to:

Leonard B. Mackey, Jr., Esq. Clifford Chance US LLP 31 West 52nd Street New York, New York 10019 (212) 878-8489	Jennifer Nichols Aberdeen Asset Management Inc. 1735 Market Street 32nd Floor Philadelphia, Pennsylvania 19103 (215) 405-5773

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

In the Matter of: THE SINGAPORE FUND, INC.
APPLICATION FOR AN ORDER OF EXEMPTION UNDER SECTION 17(b) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED, GRANTING AN EXEMPTION FROM SECTION 17(a) OF THE 1940 ACT, TO PERMIT AN IN-KIND REPURCHASE OFFER

File No. 812-

TABLE OF CONTENTS
Page

I. RELIEF REQUESTED	1
II. THE PROPOSED IN-KIND REPURCHASE OFFER	1
A. Background	1
1. Investment Objective and Policies	1
2. Measures to Address the Discount from Net Asset Value	2
3. The Proposed In-Kind Repurchase Offer	2
B. Structure of the in-Kind Repurchase Offer	2
1. Singaporean Regulatory Requirements	3
2. Tax Treatment	3
3. Proposed Timing of In-Kind Repurchase Offer	3
C. Advantages of an In-Kind Repurchase Offer	3
1. Avoiding a Damaging Cascade of Required Distributions	4
2. Avoiding U.S. Federal Income Tax Burden on Stockholders Not Participating in the Offer	4
3. Minimizing Transaction Costs	4
4. Enhancing Liquidity	5
5. Assisting the Fund To Remain a Closed-End Company	5
III. DISCUSSION OF APPLICABLE LAW	5
A. Distributions of Portfolio Securities to Affiliated Persons	5
1. Basis for Relief	5
2. Fairness of the Terms of the Proposed In-Kind Repurchase Offer	6
3. Consistency with General Purposes of the 1940 Act	6
4. Consistency with Investment and Other Policies	7
5. Relief Benefits All Stockholders	7
B. Precedent	7
IV. APPLICANT'S CONDITIONS	7
V. PROCEDURAL COMPLIANCE	8
VI. CONCLUSION	8

I.	RELIEF REQUESTED

The Singapore Fund, Inc. (the "Fund" or the "Applicant"), a closed-end management investment company organized as a Maryland corporation, hereby submits this Application for an order of the U.S. Securities and Exchange Commission (the "Commission," and such order, the "Order") pursuant to Section 17(b) of the Investment Company Act of 1940, as amended (the "1940 Act"), exempting an In-Kind Repurchase Offer (as defined in Section II.B below) for the Fund's shares, in accordance with the conditions described below, from the provisions of Section 17(a) of the 1940 Act.

Applicant requests this Order to the extent necessary to permit any common stockholders of the Fund who are "affiliated persons" of the Fund within the meaning of Section 2(a)(3) of the 1940 Act solely as a consequence of such stockholders owning, controlling or holding with power to vote, 5% or more of the outstanding voting securities of the Fund, including stockholders deemed "affiliated persons" of the Fund because they are presumed to "control" the Fund, within the meaning of Section 2(a)(9) of the 1940 Act, solely as a consequence of their owning more than 25% of the outstanding voting securities of the Fund, (each, an "Affiliated Stockholder") to participate in the proposed In-Kind Repurchase Offer.

II.	THE PROPOSED IN-KIND REPURCHASE OFFER

A.	BACKGROUND

Applicant is a closed-end, non-diversified management investment company registered under the 1940 Act and is organized as a Maryland corporation.

Applicant first issued shares to the public on July 31, 1990.  Its shares trade on the New York Stock Exchange under the symbol "SGF".  As a closed-end investment company, Applicant differs from an open-end investment company (i.e., a mutual fund) in that it does not redeem its shares at the election of a stockholder and does not continuously offer its shares for sale to the public.

Applicant's Board of Directors (the "Board") has long been composed of a majority of directors who are not "interested persons," as defined in Section 2(a)(19) of the 1940 Act ("Independent Directors").  Currently, all of the Fund's directors are Independent Directors.

These Independent Directors are responsible for the nomination of their successors and meet in executive session at meetings of the Fund's Board frequently.

Aberdeen Asset Management Asia Limited ("Aberdeen"), an investment adviser registered under the Investment Advisers Act of 1940 and holding a Capital Markets Services Licence issued by the Monetary Authority of Singapore, serves as the investment manager to the Fund.  The Fund has entered into an investment management agreement with Aberdeen pursuant to which Aberdeen provides investment advisory services to the Fund and is responsible for its overall management.1

Aberdeen is a direct wholly owned subsidiary of Aberdeen Asset Management PLC ("Aberdeen PLC").  Aberdeen PLC is the parent company of an asset management group (the "Aberdeen Group") that manages assets for both institutional and retail clients from offices around the world.  As of June 30, 2011, the Aberdeen Group had $298.3 billion in assets under management.

1.	Investment Objective and Policies

Applicant's investment objective is to seek long-term capital appreciation through investment primarily in Singapore equity securities.  Under normal circumstances, Applicant invests at least 80% of its net assets in Singapore equity securities.  "Singapore equity securities" is defined as common stock, preferred stock (including convertible preferred stock), warrants and convertible debt securities of companies: (i) traded principally on the Main Board of the Stock Exchange of Singapore (the "SES") or on the Stock Exchange of Singapore Dealing and Automated Quotation system; (ii) that derive 50% or more of their total revenue from goods produced, sales made or services performed in Singapore; or (iii) that are organized under the laws of, and with a principal office in, Singapore, which securities (including American Depositary Receipts therefor) are publicly traded on recognized securities exchanges outside Singapore or are not listed or traded on a stock exchange (provided that any such company is not a new start-up and intends to seek a listing on the SES or other organized stock exchange within a reasonable period (i.e., three to five years) of the date of such investment).

Except as described below with respect to investments made for cash management purposes, the portion of Applicant's assets not invested in Singapore equity securities is, under normal circumstances, invested in (a) equity securities of companies located in other countries in the ASEAN Group (Brunei, Indonesia, Malaysia, the Philippines, Thailand and Vietnam) and Southeast Asia as markets for securities develop in these countries, (b) equity securities of companies a majority of whose assets are located in, or a majority of whose revenues are derived from activities in, countries in the ASEAN Group or Southeast Asia, regardless of the country of organization of such companies, or (c) convertible debt securities of companies in whose equity securities Applicant may invest.

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1   Prior to August 6, 2011, the date upon which the investment management agreement with Aberdeen became effective, DBS Asset Management (United States) Pte. Ltd. acted as the investment manager to the Fund pursuant to an investment management agreement.

For cash management purposes, Applicant invests an amount necessary to meet its operating expenses in certain short-term debt securities.  In addition, during periods in which the Investment Manager believes changes in economic, financial or political conditions make it advisable, the Fund may for temporary defensive purposes reduce its holdings in equity securities and invest in certain short-term debt securities or hold cash. The short-term debt securities in which the Fund may invest consist of (a) obligations of the United States or Singapore governments, their respective agencies or instrumentalities (including repurchase agreements with respect to these securities); (b) bank deposits and bank obligations (including certificates of deposit, time deposits and bankers' acceptances) of U.S., Singapore or other Southeast Asian banks denominated in any currency; (c) floating rate securities and other instruments denominated in any currency issued by (i) international development agencies, and (ii) other Southeast Asian governments and their agencies and instrumentalities; and (d) short-term debt obligations of U.S., Singapore or other Southeast Asian corporations meeting the Fund's credit quality standards.

As of July 31, 2011, approximately 94.72% of Applicant's net assets were invested in Singapore equity securities.  As of July 31, 2011, approximately 0.99% of Applicant's net assets were invested in Malaysian equity securities, however Applicant has subsequently disposed of its Malaysian holdings.  The balance of Applicant's net assets were in the form of time deposits and other cash equivalents.  The Fund held no preferred securities, warrants or convertible debt securities of Singapore issuers as of that date.

2.	Measures to Address the Discount from Net Asset Value

Over the years, Applicant has taken different measures in an effort to address the discount to net asset value at which its shares trade.

Applicant's dividend reinvestment plan allows stockholders automatically to reinvest dividend and capital gains distributions in shares of the Fund.  Since Fund shares have historically traded at a discount from net asset value, the Fund's plan agent has used dividends paid to plan participants to buy shares in the market.  In 2010, a total of $7,104,470 in dividends was used for this purpose.  Applicant believes that these purchases of outstanding shares tend to support the market for Applicant's shares.

In order to address the discount to net asset value, Applicant announced on June 3, 2011 that the Board had approved a Discount Management Policy.  In accordance with the Discount Management Policy, if the Fund's shares trade on the New York Stock Exchange ("NYSE") at an average discount from their net asset value by more than 9% during any fiscal quarter of the Fund (based on the reported closing price on the NYSE on each trading day during that fiscal quarter), the Board would consider a variety of measures to address the Fund's discount, including but not limited to, repurchasing outstanding shares of Applicant, reviewing Applicant's distribution policy and corporate actions or other measures which the Board may reasonably believe can assist in reducing the Fund's discount to net asset value.

On that same date, Applicant announced that the Board had voted to approve in principle a one-time tender offer to repurchase up to 25% of the outstanding shares of common stock of the Fund at a price equal to 99% of the net asset value per share value.

Since the beginning of 2010, the Fund's shares have traded at a discount to net asset value ranging from 14.82% on June 4, 2010 to 2.31% on January 5, 2011.  The authorized capital stock of the Fund is 100,000,000 shares of common stock.  As of July 31, 2011, the Fund had 9,968,414 shares outstanding.

3.	The Proposed In-Kind Repurchase Offer

In response to continued concerns that stockholders expressed about the discount to net asset value at which shares of the Fund traded, the Fund desires to provide stockholders with immediate liquidity at close to net asset value for a portion of their shareholdings by conducting an In-Kind Repurchase Offer (as defined immediately below) to repurchase up to 25% of the Fund's outstanding shares, as further described immediately below.

B.	STRUCTURE OF THE IN-KIND REPURCHASE OFFER

Applicant is applying to the Commission for the Order to permit it to conduct an In-Kind Repurchase Offer for less than all of the Applicant's outstanding shares, and to permit Affiliated Stockholders to participate in such an offer.2

If the Order is granted and certain other approvals described herein are obtained, Applicant proposes to conduct a tender offer in accordance with Section 23(c)(2) of the 1940 Act and Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the "1934 Act"), for up to 25% of Applicant's outstanding shares at a price equal to 99% of the net asset value per share (the "In-Kind Repurchase Offer").  Payment for any shares repurchased during the In-Kind Repurchase Offer would be made in-kind through a pro rata distribution of the portfolio securities held by Applicant promptly after the termination of the In-Kind Repurchase Offer (subject to certain exclusions, as discussed in more detail below).  If a greater number of shares is tendered for repurchase than the total amount offered to be repurchased in the In-Kind Repurchase Offer, each participating stockholder will receive a pro rata share of the distribution in proportion to the total shares accepted for repurchase by Applicant.  Such pro rata distributions will not include:

(i)	securities that, if distributed, would be required to be registered under the Securities Act of 1933, as amended (the "1933 Act");

(ii)
securities issued by entities in countries that restrict or prohibit the holdings of securities by non-residents other than through qualified investment vehicles, or whose distribution would otherwise be contrary to applicable local laws, rules or regulations; and

(iii)
certain portfolio assets, such as derivative instruments or repurchase agreements, that involve the assumption of contractual obligations, require special trading facilities, or can only be traded with the counterparty to the transaction.

Portfolio securities distributed to stockholders through the In-Kind Repurchase Offer will be valued using the same process for calculating Applicant's net asset value.

Cash will be paid for that portion of Applicant's assets represented by cash and cash equivalents (such as certificates of deposit, commercial paper and repurchase agreements) and other assets which are not readily distributable (including receivables and prepaid expenses), net of all liabilities (including accounts payable).  In addition, Applicant will distribute cash in lieu of fractional shares and accruals on such securities.  Applicant may round down or up the proportionate distribution of each portfolio security to the nearest round lot amount to eliminate them prior to distribution and will distribute the value of the remaining odd lot, if any, in cash.  In lieu of cash, Applicant may also distribute a higher pro-rata percentage of other portfolio securities to represent such fractional shares and odd lots.

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2   Based on the latest filings of Fund stockholders with the Commission, the Fund has two stockholders that own more than 5% of the Fund's outstanding stock: City of London Investment Group PLC ("City of London")  owns 25.97% and Lazard Asset Management LLC ("Lazard") owns 8.64%.  Aside from these stockholders, a review of stockholder filings with the Commission do not indicate any stockholder of the Fund owning more than 5% of the Fund's outstanding shares.  See Section III.A.1.

Applicant believes that the amount of cash to be distributed will be a relatively small amount because, as of July 31, 2011, approximately 95.71% of Applicant's net assets were invested in equity securities that Applicant anticipates would be eligible for distribution in-kind.  In any case, each tendering stockholder will receive cash and securities equal in value to the same dollar amount per share.

Applicant anticipates that it will mail tender offer documents relating to the In-Kind Repurchase Offer to stockholders during the last calendar quarter of 2011.  The In-Kind Repurchase Offer would remain open for at least 20 business days.

In connection with the In-Kind Repurchase Offer, the Fund intends to file a tender offer statement under Rule 13e-4 of the 1934 Act and certain ancillary documents (collectively, the "Tender Offer Statement").

1.	Singaporean Regulatory Requirements

Applicant understands that to be able to receive and sell any book-entry Singapore equity securities listed on the SES (the "SES Securities") received in connection with the In-Kind Repurchase Offer, each participating stockholder must establish a securities account either directly with the central depository in Singapore,  The Central Depository (Pte) Limited (the "CDP"), or indirectly through a depository agent that itself has a direct account with the CDP.  The CDP, a wholly-owned subsidiary of the SES, is incorporated under the laws of Singapore and acts as a depository and clearing organization.  The CDP holds listed securities for its accountholders and facilitates the clearance and settlement of listed securities transactions between accountholders through electronic book-entry changes in the securities accounts maintained by such accountholders with the CDP.  The relevant securities will be registered in the name of the CDP or its nominees and held by the CDP for and on behalf of persons who maintain, either directly or through depository agents, securities accounts with the CDP.  A direct securities account may be opened with the CDP or a securities sub-account may be opened with a depository agent. A depository agent may be a member company of the SES, bank, merchant bank or trust company.

Other than as discussed above, to the best of the Fund's knowledge, there are no Singapore laws or regulations that would affect the distribution of portfolio securities to the Fund's stockholders through the In-Kind Repurchase Offer.

2.	Tax Treatment

In accordance with Section 852(b)(6) of the Internal Revenue Code of 1986, as amended (the "Code"), Applicant will not recognize gain for U.S. Federal income tax purposes when it distributes appreciated portfolio securities in-kind to participating stockholders, so that only participating stockholders will recognize capital gains in connection with the distribution of portfolio securities, and non-participating stockholders of Applicant will not recognize such gains as a consequence of the distribution of portfolio securities to the participating stockholders.  The Tender Offer Statement will fully disclose this decision and its potential affect on the Fund's stockholders.

3.	Proposed Timing of In-Kind Repurchase Offer

Applicant will not commence the In-Kind Repurchase Offer on the terms discussed above until it receives the Order from the Commission.

C.	ADVANTAGES OF AN IN-KIND REPURCHASE OFFER

Making payment for the In-Kind Repurchase Offer in kind will provide potential benefits to both participating and non-participating stockholders.  These benefits arise from Applicant's closed-end fund structure, its investments in relatively less liquid securities, and its maintenance of relatively small cash positions.  As discussed below in more detail, potential benefits of the In-Kind Repurchase Offer include:

•	avoiding a cascade of required distributions that would be associated with a cash tender offer, and that could reduce the size of the Fund drastically;

•	preventing non-participating stockholders from having to bear any of the U.S. Federal income tax burden of capital gains in connection with the offer;

•
minimizing disruption to the investment management of Applicant and therefore minimizing the impact on the investments of stockholders who remain invested in Applicant after the In-Kind Repurchase Offer;

•	enhancing liquidity for Applicant's stockholders; and

•	assisting Applicant to maintain its status as a closed-end fund while potentially addressing the discount to net asset value at which Applicant's shares have traded.

1.	Avoiding a Damaging Cascade of Required Distributions

Inherent in the Fund's present portfolio is a large amount of unrealized appreciation.  As of July 31, 2011, Applicant had net assets valued at approximately $161 million and net unrealized appreciation on investments, excluding short-term securities, of approximately $39 million.

In light of this sizable appreciation, if the Fund were to pay for repurchased shares with cash rather than with portfolio securities, the result would be to trigger a cascade of distributions that would reduce the size of the Fund drastically, to a point where it could potentially be no longer viable.

This is because the Fund, to pay for a cash tender offer, would have to sell portfolio securities, thereby realizing capital gains.  Under the Code, the Fund, if it is not to become subject to U.S. Federal income tax on its income and capital gains, and subject also to a Federal excise tax, must distribute to its stockholders each year, in qualifying distributions (essentially, ones made pro rata to all stockholders) substantially all its income and net capital gains.  A cash tender offer would not count as a qualifying distribution, since it would not be made pro rata to all holders given that it is extremely likely that some stockholders would not participate in the offer.  As a result, if the Fund were to make a large cash tender offer for its shares, the Fund would have to pay out, not only the cash needed for the tender offer, but the cash needed to distribute the realized capital gains on the securities sold to raise cash for the tender offer.  The Fund would need to sell additional securities to raise the cash for these distributions.  This would trigger realization of more capital gains.  The Fund has estimated that a single cash tender offer for 25% of its shares would result in the Fund shrinking as a result of the cascade of required distributions, from approximately $161 million in net assets as of July 31, 2011, to approximately $112 million in net assets by October 31, 2012, assuming the Fund's assets did not appreciate.3

If the Fund were to shrink so drastically in size, that would substantially increase the Fund's expense ratio and could eventually mean that the Fund would no longer be viable and the directors would need to consider liquidating the Fund.

This cascade of distributions would not be triggered by the In-Kind Repurchase Offer because the In-Kind Repurchase Offer would not cause the recognition of capital gains by the Fund for U.S. Federal income tax purposes.  An in-kind tender offer, unlike a cash tender offer, helps the Fund as well as stockholders who continue to hold Applicant's shares after the In-Kind Repurchase Offer to avoid realizing capital gains for U.S. Federal income tax purposes.  Because the Fund would not recognize capital gains for U.S. Federal income tax purposes, the Fund has estimated that an in-kind tender offer would only result in the Fund shrinking to approximately $121 million in net assets by October 31, 2012, assuming the Fund's assets did not appreciate.

2.	Avoiding U.S. Federal Income Tax Burden on Stockholders Not Participating in the Offer

In a cash tender offer, unlike an in-kind offer, all stockholders - including those who do not participate in the offer - would bear their allocable share of the capital gains realized by the Fund.  In an in-kind offer, only participating stockholders would realize U.S. Federal income tax in connection with the offer.

3.	Minimizing Transaction Costs

Selling portfolio securities to raise cash to finance a cash tender offer would cause the Fund to incur substantial brokerage commissions and other transaction and legal costs which would not be incurred in the case of an in-kind offer.  On the other hand, legal fees and expenses incurred by the Fund to obtain regulatory approvals required for the In-Kind Repurchase Offer are expected to be greater than in the case of a cash tender offer.

      Although a numerical comparison between the transaction and legal costs for a cash tender offer versus those for an in-kind tender offer cannot be made with precision, the additional transaction costs required to conduct the In-Kind Repurchase Offer, if any, are substantially outweighed by the damaging cascade effect described in Section II.C.1 above.

An in-kind distribution also avoids the need for Applicant's investment manager to prematurely sell securities it had wished to retain as long-term investments in accordance with Applicant's investment objective, which would benefit Applicant's stockholders who remain invested after the completion of the tender offer.

Finally, the In-Kind Repurchase Offer would allow Applicant's investment manager to mitigate transaction costs, including currency conversion costs, that would accompany the sale of portfolio securities and that may be delayed if such securities were allowed to remain in the portfolio over a longer period of time.
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3   This calculation is based on net assets as of July 31, 2011, and assumes a pro rata portion (25%) of each security held is sold, resulting in realized net gain equal to approximately 5.9% of such net assets.

4.	Enhancing Liquidity

The In-Kind Repurchase Offer will provide enhanced liquidity for Applicant's stockholders, a goal that is in the best interests of all of Applicant's stockholders.  Applicant believes that stockholders will find it attractive to receive Applicant's portfolio securities for their own investment management purposes: the In-Kind Repurchase Offer will allow investors to reduce their investments in a particular security or securities by selling off certain investments while retaining others.  For example, in an In-Kind Repurchase Offer, when a participating stockholder receives its pro rata "slice" of the portfolio, the stockholder could sell those securities it no longer wishes to hold while keeping the remainder.

5.	Assisting the Fund To Remain a Closed-End Company

The In-Kind Repurchase Offer would allow Applicant to maintain its closed-end fund structure, which Applicant believes has served its stockholders well and has contributed to Applicant's strong performance.  Applicant has been a closed-end fund since its inception in 1990, and Applicant believes that the many advantages provided by this structure, described below, continue to serve the best interests of Applicant's stockholders.

Investment companies investing primarily in single markets such as Singapore have in many cases been organized as closed-end funds.  Such funds do not need to redeem shares upon stockholder request.  The need to stand ready to redeem shares can hurt investment performance for the following reasons.  First, keeping a substantial portion of fund assets invested in readily liquidated investments means that an investment manager may have to invest in securities that do not have the strongest prospects for long-term growth.  Second, selling portfolio securities can hurt a fund's net asset value, particularly if the trading markets for shares of the portfolio securities may not be highly liquid.  Sales of part of a fund's holdings in less liquid portfolio companies may tend to depress the market price of shares of the portfolio companies, and therefore also depress fund net asset value.  Finally, as discussed above, selling portfolio securities can also hurt stockholder investment performance by triggering realization of taxable gains on holdings of portfolio companies at a time when the manager would not otherwise want to sell such holdings.

Nonetheless, Applicant believes that, in light of the concerns that certain stockholders have expressed about the discount to net asset value at which shares of the Fund have traded, it is appropriate to take steps in addition to those taken by Applicant in the recent past to address the discount.  The In-Kind Repurchase Offer may raise demand for the Fund and therefore reduce the discount.  In addition, the In-Kind Repurchase Offer would benefit stockholders by providing liquidity at near net asset value with the possibility of remaining invested in Singapore equity securities.

III.	DISCUSSION OF APPLICABLE LAW

A.	DISTRIBUTIONS OF PORTFOLIO SECURITIES TO AFFILIATED PERSONS

Applicant requests relief under Section 17(b) from the provisions of Sections 17(a)(1) and 17(a)(2) of the 1940 Act to the extent necessary to permit Affiliated Stockholders to participate in distributions of portfolio securities pursuant to the In-Kind Repurchase Offer.  The relief sought will extend only to Affiliated Stockholders who are "affiliated persons" within the meaning of Section 2(a)(3)(A) of the 1940 Act, or within the meaning of Section 2(a)(3)(C) of the 1940 Act only to the extent that they are presumed to "control" the Fund, within the meaning of Section 2(a)(9) of the 1940 Act, solely as a consequence of their owning more than 25% of the outstanding voting securities of the Fund.  The relief sought will not extend to persons who are "affiliated persons" within the meaning of Section 2(a)(3)(B) or Section 2(a)(3)(D) through (F) of the 1940 Act and will not extend to "affiliated persons" within the meaning of Section 2(a)(3)(C) of the 1940 Act, other than to the extent that they are presumed to "control" solely as a consequence of their owning more than 25% of the Fund's outstanding voting securities.

Section 17(a)(1) of the 1940 Act, in relevant part, prohibits any affiliated person of a registered investment company, or any affiliated person of such a person, acting as principal, from knowingly selling any security or other property to that company.  Section 17(a)(2) of the 1940 Act generally prohibits any of the persons described above, acting as principal, from knowingly purchasing any security or other property from the registered investment company.

Section 2(a)(3)(A) of the 1940 Act defines the term "affiliated person" as "any person directly or indirectly owning, controlling, or holding with power to vote, five per centum or more of the outstanding voting securities of such other person."  Section 2(a)(3)(C) of the 1940 Act defines the term "affiliated person" as "any person directly or indirectly controlling, controlled by, or under common control with, such other person."  Pursuant to Section 2(a)(9) of the 1940 Act, any person who person who owns beneficially, either directly or through one or more controlled companies, more than 25 per centum of the voting securities of a company shall be presumed to control such company.  Unless the Commission, upon application, grants an exemption, the participation of an Affiliated Stockholder in the In-Kind Repurchase Offer would be prohibited by Sections 17(a)(1) and 17(a)(2) if the In-Kind Repurchase Offer were deemed to involve the "sale" by an Affiliated Stockholder of Applicant's securities to Applicant, or the "purchase" of Applicant's portfolio securities (of which Applicant is not the issuer) by an Affiliated Stockholder.4  Applicant therefore requests that the Commission grant an exemption from Section 17(a) to the extent necessary to permit the participation of Affiliated Stockholders in the In-Kind Repurchase Offer.

1.	Basis for Relief

Section 17(b) of the 1940 Act provides:

Notwithstanding subsection (a), any person may file with the Commission an application for an order exempting a proposed transaction of the applicant from one or more provisions of that subsection.  The Commission shall grant such application and issue such order of exemption if evidence establishes that

(1)           the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned;

(2)           the proposed transaction is consistent with the policy of each registered investment company concerned, as recited in its registration statement and reports filed under this title; and

(3)           the proposed transaction is consistent with the general purposes of this title.

Applicant seeks exemptive relief pursuant to Section 17(b) of the 1940 Act because the proposed In-Kind Repurchase Offer may constitute a "proposed transaction" for purposes of Section 17(b).  Applicant seeks exemptive relief pursuant to Section 17(b) with respect to Affiliated Stockholders of Applicant who would otherwise be unable to participate in the In-Kind Repurchase Offer under Section 17(a) of the 1940 Act solely because they hold over 5% of the outstanding shares of Applicant or are deemed to control Applicant because they hold more than 25% of the outstanding securities of Applicant and would consequently have "affiliated person" status.  Applicant believes that only these types of "affiliated persons" will participate in the In-Kind Repurchase Offer; and its request for exemptive relief applies only to these types of affiliated persons.  The table below presents stockholders who own at least 5% of the outstanding shares of Applicant as of their most recent Schedule 13D or 13G filings and may wish to participate in the In-Kind Repurchase Offer.

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4   See, e.g., The Chile Fund, Inc., Investment Company Act Release No. 29194 (Order) (March 30, 2010); The Korea Fund, Inc., Investment Company Act Release No. 26911 (Order) (June 20, 2005); Mexico Fund, Inc., Investment Company Act Release No. 25593 (May 28, 2002) (Order); see also Signature Financial Group, Inc., SEC No-Action Letter (Dec. 28, 1999) ("Signature Letter"). The Staff of the Division of Investment Management of the Commission explained that it might view the distribution of a fund's portfolio securities to an Affiliated Stockholder pursuant to a redemption in-kind by the Affiliated Stockholder as a sale of the fund's securities by that Affiliated Stockholder to the fund under Section 17(a)(1) and the Affiliated Stockholder's receipt of portfolio securities from the fund as a purchase of securities by the Affiliated Stockholder from the fund under Section 17(a)(2). The Staff further interpreted Section 17(a)(1)(A) to provide an exception for cash redemptions to affiliated persons, noting that it would not have been necessary for Congress to have created the exception in subsection (A) of Section 17(a)(1) if it had not considered a redemption to involve a sale of securities.

Affiliated Stockholder	Number of Shares	Percentage of Outstanding Shares Owned
City of London	2,589,2825	25.97%
Lazard	861,2946	8.64%

Applicant currently is not aware of any other person who may be deemed an "affiliated person" of Applicant within the meaning of Section 2(a)(3)(A) or (C) of the 1940 Act.

2.	Fairness of the Terms of the Proposed In-Kind Repurchase Offer

    The Board, which is comprised entirely of Independent Directors, has considered the proposed terms of the In-Kind Repurchase Offer and has determined that the terms are reasonable and fair to all stockholders and do not involve overreaching on the part of any person concerned.  In particular, no Affiliated Stockholder has had, nor will have, any influence on the determination of the terms for the In-Kind Repurchase Offer.  As described in the six paragraphs below, none of the terms of the In-Kind Repurchase Offer should be viewed as benefitting (or even providing an opportunity to benefit) any stockholder over any other stockholder (except that stockholders with relatively small holdings of the Fund's shares may be benefitted by receiving a relatively larger portion of the proceeds of the In-Kind Repurchase Offer in cash than would stockholders with larger holdings).

    First, Applicant will pay each stockholder participating in the In-Kind Repurchase Offer a pro rata portion of Applicant's portfolio securities (except as noted above).  Neither Applicant nor stockholders will have a choice of which portfolio securities will be used as consideration with respect to the In-Kind Repurchase Offer.  Instead, the securities to be distributed will be chosen in accordance with the terms described above in Section II.B and participating stockholders will indiscriminately receive their pro rata portion of such securities.

Second, the Fund will value portfolio securities to be distributed in connection with the In-Kind Repurchase Offer using the same method it uses to value its portfolio securities when calculating net asset value per share in accordance with Section 2(a)(41) of the 1940 Act, which would be an objective, verifiable standard that removes any discretion of an Affiliated Stockholder or Aberdeen to conduct the In-Kind Repurchase Offer at a price that would be beneficial or detrimental to the interests of any particular stockholder.  Applicant's portfolio securities are all listed and traded on public securities markets for which quoted prices are publicly available.

Third, cash will be paid for that portion of Applicant's assets represented by cash equivalents (such as certificates of deposit, commercial paper and repurchase agreements) and other assets which are not readily distributable (including receivables and prepaid expenses), net of all liabilities (including accounts payable).  Participating stockholders will consequently receive a value fully representative of their percentage of the Fund's holdings repurchased in the In-Kind Repurchase Offer, even when such value cannot be paid entirely in-kind.

Fourth, holding odd lots and/or fractional shares in its investment portfolio could be detrimental to Applicant and its post In-Kind Repurchase Offer stockholders, as brokerage commissions are typically higher for transactions in securities that are not traded in round lots.  To protect fairly the interests of Applicant and its stockholders, when effecting the In-Kind Repurchase Offer, Applicant may round down or up the proportionate distribution of each portfolio security to the nearest round lot amount.  To equally protect participating stockholders, Applicant would redeem the remaining value of the odd lot, if any, in cash.  In lieu of cash, Applicant may also distribute a higher pro rata percentage of equity securities to represent such fractional shares and odd lots.

Fifth, as part of the In-Kind Repurchase Offer materials, Applicant would provide to each stockholder a Tender Offer Statement that would assist all stockholders in evaluating whether or not they should participate in such In-Kind Repurchase Offer.  The Tender Offer Statement would inform stockholders of the potential risks (including potential diminution of value in such securities following payment of proceeds, risks of foreign investment and currency risks) of receiving portfolio securities of the Fund as repurchase offer consideration.  Stockholders would further be informed of their continued ability to sell their Fund shares through the New York Stock Exchange.  The Fund also will provide a toll-free telephone number that stockholders could use to obtain answers to any questions they might have.

Sixth, Applicant will take steps to ensure that tendering shares and receiving portfolio securities as consideration will be efficient and practical for stockholders who desire to participate in the In-Kind Repurchase Offer.  Applicant will provide clear information as to the procedures stockholders should follow to participate in the In-Kind Repurchase Offer and the role that broker-dealers can play in facilitating the receipt of proceeds.  For example, the Tender Offer Statement will state that stockholders must provide information for the transfer of proceeds to a securities account with the CDP or with a depository agent that has a direct account with the CDP, and that there may be additional costs to stockholders in arranging for the receipt of proceeds from the In-Kind Repurchase Offer.  As of July 31, 2011, approximately 98.6% of Applicant's outstanding shares were held in "street name."  Applicant believes that the broker-dealers used by most stockholders will facilitate stockholders' participation in the In-Kind Repurchase Offer by making it easier for such stockholders to receive portfolio securities and, if necessary, establish offshore bank or brokerage accounts for participation in the In-Kind Repurchase Offer.

3.	Consistency with General Purposes of the 1940 Act

Two of the general purposes of the 1940 Act are to protect security holders of investment companies from discrimination among holders of securities issued by such companies, and to prevent self-dealing by investment company affiliates harmful to other security holders.  The 1940 Act explicitly recognizes that "the national public interest and the interest of investors are adversely affected . .  . when investment companies are organized, operated, managed, or their portfolio securities are selected, in the interest of . . . other affiliated persons thereof . . . rather than in the interest of all classes of such companies' security holders."7  By ensuring that no party with the ability and the pecuniary incentive to influence the In-Kind Repurchase Offer will be able to select, or influence the selection of, the portfolio securities to be distributed in-kind or their valuation, and that all stockholders' interests are equally protected, the terms of Applicant's In-Kind Repurchase Offer are consistent with the above objectives and meet the general objective of fairness intended by the provisions, policies and purposes of Section 1(b)(2) of the 1940 Act.  Applicant also believes that the In-Kind Repurchase Offer is consistent with the general purposes of the 1940 Act because Affiliated Stockholders would not receive any advantage or special benefit not available to any other stockholder participating in the In-Kind Repurchase Offer.

First, the terms of the In-Kind Repurchase Offer will protect the Fund's stockholders from discrimination and self-dealing because the In-Kind Repurchase Offer will be paid with a pro rata "slice" of the portfolio's securities.  In this regard, all Fund participating stockholders will be subject to the same calculation of the pro rata distribution of Applicant's portfolio securities, including the exceptions to the pro rata distribution and the conditions for payment of a portion of a stockholder's repurchase in cash (e.g., treatment of non-marketable securities, fractional shares and odd lots).  As a result, no party with the ability and the pecuniary incentive to influence the In-Kind Repurchase Offer, including Aberdeen, will be able to select, or influence the selection of, the portfolio securities to be distributed in-kind or their valuation.  Any participant's ability to influence the In-Kind Repurchase Offer will be further limited by the condition to this Application that distributed securities will be valued in the same manner as they would be valued for the purposes of computing Applicant's net asset value.  Thus, for each Applicant share repurchased, all tendering stockholders will receive the same in-kind distribution of portfolio securities and cash and the affiliated or non-affiliated status of any participating stockholder will be irrelevant.

Second, the In-Kind Repurchase Offer is consistent with protecting stockholders from discrimination because they are designed to accommodate, more fully than a cash-repurchase offer, the various and divergent interests of Applicant's stockholders, including both those who wish to liquidate their investment in-kind at 99% of net asset value and those stockholders who would prefer to remain invested in the Fund.  In particular, Applicant believes that the purpose of the 1940 Act to prevent discrimination among stockholders and promote fairness is best served if long-term stockholders who do not choose to participate in the In-Kind Repurchase Offer are not burdened with the U.S. Federal income tax liability that would result from the sale of portfolio securities to pay for the repurchase offer in cash.  As discussed above in Section II.C.2, the In-Kind Repurchase Offer would avoid the imposition of a significant U.S. Federal income tax liability on remaining stockholders if Applicant liquidated portions of its significantly appreciated investment portfolio to fund a cash repurchase offer.

_________________
5   Based on the most recent Schedule 13G filed by City of London on February 10, 2011.
6   Based on the most recent Holdings Report on Form 13F filed by Lazard on August 11, 2011.
7   15 U.S.C. § 80a-1(b)(2) (2010).

Third, Applicant and its stockholders are protected from self-dealing due to the mechanics and characteristics of the structure of the In-Kind Repurchase Offer.  To the extent that the In-Kind Repurchase Offer is over-subscribed, each participating stockholder would only receive a pro rata share of its tender in proportion to the total shares accepted for repurchase by Applicant.  Purchasing the repurchased shares at 99% of Applicant's net asset value is designed to ensure that participation by some stockholders in the In-Kind Repurchase Offer will not adversely affect the net asset value of shares held by non-participating stockholders.

Finally, Applicant believes it would be extremely difficult, if not impossible, to manipulate the In-Kind Repurchase Offer as a means to gain control of the Fund.  The Board has carefully considered the timing and circumstances of the In-Kind Repurchase Offer, but believes it is unlikely that the In-Kind Repurchase Offer will serve as an effective tool for achieving control of the Fund.

4.	Consistency with Investment and Other Policies

The In-Kind Repurchase Offer is consistent with Applicant's investment policies and limitations, which do not restrict Applicant's ability to conduct the In-Kind Repurchase Offer.  In addition, the In-Kind Repurchase Offer could further Applicant's investment objective of total return, consisting of capital appreciation and income, by minimizing disruption of Applicant's investment program and net asset value per share, and by avoiding the imposition of long-term capital gains taxes, as discussed above.

Applicant will also conduct the In-Kind Repurchase Offer in a manner consistent with its Charter, By-Laws, registration statement filed under the 1933 and 1940 Acts, and annual reports and other reports filed under the federal securities laws.

5.	Relief Benefits All Stockholders

The In-Kind Repurchase Offer is intended to benefit all of Applicant's stockholders and should enable Applicant to ameliorate certain costs and tax liabilities associated with a cash repurchase offer.  Conducting the In-Kind Repurchase Offer will allow Applicant to avoid selling substantial amounts of its portfolio securities to satisfy participating stockholders with cash, which could negatively affect the market value of the portfolio securities.  The value of Applicant's remaining holdings of securities and, correspondingly, Applicant's net asset value thus is less likely to decline due to the In-Kind Repurchase Offer.  In addition, satisfying the offer in-kind will remove the brokerage expenses Applicant would otherwise pay for selling its portfolio securities.  Finally, as discussed above, by not having to sell portfolio securities, Applicant will be able to significantly limit the imposition of U.S. Federal income taxes associated with capital gains.

*    *    *

Applicant therefore believes that the exemptive relief requested satisfies the standards enumerated in Section 17(b) of the 1940 Act.

B.	PRECEDENT

The Commission has provided exemptive relief on prior occasions to closed-end investment companies to permit Affiliated Stockholders to participate in an in-kind repurchase offer pursuant to Section 17(b).8

IV.	APPLICANT'S CONDITIONS

Applicant agrees that any Order granting the requested relief will be subject to the following conditions:

1.           Applicant will distribute to stockholders participating in the In-Kind Repurchase Offer an in-kind pro rata distribution of portfolio securities of Applicant.  The pro rata distribution will not include: (a) securities that, if distributed, would be required to be registered under the 1933 Act; (b) securities issued by entities in countries that restrict or prohibit the holdings of securities by non-residents other than through qualified investment vehicles, or whose distribution would otherwise be contrary to applicable local laws, rules or regulations; and (c) certain portfolio assets, such as derivative instruments or repurchase agreements, that involve the assumption of contractual obligations, require special trading facilities, or can only be traded with the counterparty to the transaction.  Cash will be paid for that portion of Applicant's assets represented by cash and cash equivalents (such as certificates of deposit, commercial paper and repurchase agreements) and other assets which are not readily distributable (including receivables and prepaid expenses), net of all liabilities (including accounts payable).  In addition, Applicant will distribute cash in lieu of fractional shares and accruals on such securities.  Applicant may round down or up the proportionate distribution of each portfolio security to the nearest round lot amount to eliminate any odd lot prior to the distribution and will distribute the value of the remaining odd lot, if any, in cash.  Applicant may also distribute a higher pro rata percentage of other portfolio securities to represent such fractional shares and odd lots.

2.           The securities distributed to stockholders pursuant to the In-Kind Repurchase Offer will be limited to securities that are traded on a public securities market or for which quoted bid and asked prices are available.

3.           The securities distributed to stockholders pursuant to the In-Kind Repurchase Offer will be valued in the same manner as they would be valued for purposes of computing Applicant's net asset value, which, in the case of securities listed on foreign stock exchanges and for which market quotations are readily available, is their last sale price on the exchange on which the securities are traded as of the close of business on the day the securities are being valued, or, lacking any sales on such day, at the closing price for such securities.  However, if bid and asked quotations are available, such securities are valued at the mean between the last current bid and asked prices, rather than at such quoted closing price.  Securities that are traded over-the-counter, if bid and asked price quotations are available, are valued at the mean between the current bid and asked prices, or, if such quotations are not available, are valued as determined in good faith by the Board of the Fund.  In instances where quotations are not readily available or where the price as determined by the above procedures is deemed not to represent fair market value, fair value will be determined in such manner as the Board may prescribe. Short-term investments having maturity of 60 days or less are valued at amortized cost, except where the Board determines that such valuation does not represent the fair value of the investment. All other securities and assets are valued at fair value as determined in good faith by, or under the direction of, the Board.

4.           Applicant will maintain and preserve for a period of not less than six years from the end of the fiscal year in which the In-Kind Repurchase Offer occurs, the first two years in an easily accessible place, a written record of the In-Kind Repurchase Offer, that includes the identity of each stockholder of record that participated in the In-Kind Repurchase Offer, whether that stockholder was an Affiliated Stockholder, a description of each security distributed, the terms of the distribution, and the information or materials upon which the valuation was made.

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8   With regard to exemptive relief granted only pursuant to Section 17(b), see, e.g., Scudder Spain and Portugal Fund, Inc., Investment Company Act Release No. 23425 (Sept. 2, 1998) (Notice), Investment Company Act Release No. 23467 (Sept. 25, 1998) (Order); Cypress Fund Inc., Investment Company Act Release No. 17900 (Dec. 5, 1990) (Notice), Investment Company Act Release No. 17931 (Jan. 2, 1991) (Order); Mexico Fund, Inc., Investment Company Act Release No. 25564 (May 1, 2002) (Notice), Investment Company Act Release No. 25593 (May 28, 2002) (Order); The Chile Fund, Inc., Investment Company Act Release No. 29194 (Order) (March 30, 2010).  With regard to exemptive relief granted pursuant to Sections 6(c) and 17(b), see, e.g., The Korea Fund, Inc., Investment Company Act Release No. 26911 (Order) (June 20, 2005); Kemper Global International Series, et al., Investment Company Act Release No. 23537 (Nov. 17, 1998) (Notice), Investment Company Act Release No. 23597 (Dec. 11, 1998) (Order); Scudder New Europe Fund, Inc., Investment Company Act Release No. 23921 (July 27, 1999) (Notice), Investment Company Act Release No. 23964 (Aug. 24, 1999) (Order); The Korea Fund, Inc., Investment Company Act Release No. 26875 (Notice) (May 23, 2005), Investment Company Release No. 26911 (Order) (June 20, 2005);  The Mexico Equity and Income Fund, Inc., Investment Company Release No. 27592 (Notice) (Dec. 7, 2006); Investment Company Release No. 27592 (Jan. 3, 2007) (Order).

V.	PROCEDURAL COMPLIANCE

The Board of the Fund has adopted the following resolutions authorizing the execution and filing of this Application.

RESOLVED:  that the appropriate officers of the Fund be, and each of them hereby is, authorized and directed in the name and on behalf of the Fund to prepare, execute and file with the SEC an application or applications and any exhibits and amendments thereto pursuant to Section 17(b) of the Investment Company Act of 1940 (the "Act") for an order granting an exemption from Section 17(a) of the Act, permitting the Fund to make an in-kind repurchase of Fund Shares in which certain affiliated persons of the Fund would be permitted to participate; with such modifications thereto as the officer or officers executing the same shall approve, the execution and delivery thereof by such officer or officers to the Fund to be deemed conclusive evidence of the approval by the Fund of the form, terms and conditions thereof; and be it

FURTHER RESOLVED:  that the appropriate officers of the Fund be, and each of them hereby is, authorized and directed in the name and on behalf of the Fund to make, execute, file and deliver any and all consents, certificates, documents, instruments, amendments, papers or writings as may be necessary or desirable in connection with or in furtherance of the foregoing, and to do any and all other acts necessary or desirable to effectuate the foregoing resolutions, the execution and delivery thereof by such officer or officers of the Fund to be deemed conclusive evidence of the approval by the Fund of the form, terms and conditions thereof.

Pursuant to Rule 0-2(c) under the 1940 Act, the Applicant hereby states that the person signing and filing this Application on its behalf is fully authorized to do so, that under the provisions of the Articles of Incorporation, By-Laws or similar governing documents, as applicable, of the Applicant, responsibility for the management of the affairs of the Applicant is vested in its board of directors or its officers, as the case may be, and that the Applicant has complied with all requirements for the execution and filing of this Application in its name and on its behalf.

This verification required by Rule 0-2(d) is attached to this Application as Exhibit A.

Pursuant to Rule 0-2(f) under the Act, the Applicant further states that:

(a)           The address of the Applicant is as follows:

The Singapore Fund, Inc.
c/o Daiwa Securities Trust Company
One Evertrust Plaza, 9th Floor
Jersey City, New Jersey 07302-3051
(201) 915-3054

(b)           Any questions regarding this Application should be directed to:

Leonard B. Mackey, Jr., Esq.
Clifford Chance US LLP
31 West 52nd Street
New York, New York 10019
(212) 878-8489

VI.	CONCLUSION

For the reasons stated above, Applicant submits that the relief requested pursuant to Section 17(b) of the 1940 Act will be consistent with the protection of investors and will insure that Applicant does not unfairly discriminate against any of Applicant's stockholders.  Applicant desires that the Commission issue the requested Order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

*    *    *

This Application has been duly executed as of the 22nd day of August, 2011 by the undersigned officer of the Applicant.

THE SINGAPORE FUND, INC.

By:	/s/ Jennifer Nichols
Name: Jennifer Nichols
Title: Vice President

EXHIBIT INDEX

Page
A.	Verification of The Singapore Fund, Inc.	16

EXHIBIT A

VERIFICATION

THE SINGAPORE FUND, INC.

The undersigned states that she has duly executed the attached Application, dated August 22, 2011, for and on behalf of The Singapore Fund, Inc.; that she is the Vice President of The Singapore Fund, Inc.; and that all action by the stockholders, directors and other bodies of such Applicant necessary to authorize the undersigned to execute and file such Application has been taken.  The undersigned further states that she is familiar with such Application, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

By:	/s/ Jennifer Nichols
Jennifer Nichols
Vice President